Dreyfus Basic California Municipal Money Market Fund
Statement of Investments
March 31, 2005 (Unaudited)

Tax Exempt Investments-101.8%	Principal Amount ($)	Value ($)
Abag Finance Authority for Nonpofit Corporations		
COP, Refunding, VRDN (American Baptist Homes)		
2.28% (LOC; U.S. Bank N.A.)	740,000 a	740,000
Alameda County Industrial Development Authority		
Industrial Revenue, VRDN (United Manufacturing Project)		
2.29% (LOC; Wells Fargo)	1,000,000 a	1,000,000
Bay Area Governments Association, Transit Revenue		
3.50%, 6/15/2005 (Insured; AMBAC)	420,000	421,659
City of Big Bear Lake, Industrial Revenue, VRDN		
Southwest Gas Corp. Project) 2.33% (LOC; KBC Bank)	5,400,000 a	5,400,000
State of California, GO Notes:		
RAN 3%, 6/30/2005	1,200,000	1,203,697
VRDN:		
2.23% (LOC: Bank of America, Helaba and Scotia Bank)	1,200,000 a	1,200,000
(Kindergarten University):		
2.25%, Series A-1 (LOC: California State Teachers		
Retiremant and Citigroup Inc.)	300,000 a	300,000
2.25%, Series B-1 (LOC: Citigroup Inc., National		
Australia Bank and State Street Bank and Trust)	1,800,000 a	1,800,000
2.25%, Series B-3 (LOC: Citigroup Inc., National		
Australia Bank and State Street Bank and Trust)	500,000 a	500,000
California Economic Recovery, Sales Tax Revenue, VRDN		
2.23% (LOC; Bank of Nova Scotia)	4,000,000 a	4,000,000
California Infrastructure and Economic Development Bank, Revenue:		
CP (Salvation Army West) 2.10%, 8/9/2005		
(LOC; Bank of America)	600,000	600,000
(J Paul Getty Trust) 2.25%, 2/2/2006	2,200,000	2,200,000
California Pollution Control Financing Authority, PCR		
Refunding, VRDN (Pacific Gas and Electric Corp.)		
2.30% (LOC; Bank One)	5,200,000 a	5,200,000
California State Department of Water Resources		
Power Supply Revenue, VRDN		
2.28% (LOC; State Street Bank and Trust)	1,300,000 a	1,300,000
California Statewide Communities Development Authority, VRDN:		
(Chevron USA Inc. Project):		
PCR, Refunding 2.25%	900,000 a	900,000
SWDR 2.30%	1,900,000 a	1,900,000
Private Schools Revenue (St. Mary and All Angels		
School) 2.33% (LOC; Allied Irish Bank)	1,300,000 a	1,300,000
Charter Mac Low Floater Certificates Trust I, VRDN		
2.30% (Insured; MBIA and LOC: Bank of America,		
Bayerische Landesbank, Dexia Credit Locale, KBC Bank,		
Landesbank Baden-Wuerttemberg, Lloyds TSB Bank PLC		
and State Street Bank and Trust)	4,000,000 a	4,000,000
City of Concord, MFMR, VRDN (Arcadian)		
2.23% (Insured; FNMA)	1,150,000 a	1,150,000
CSUCI Financing Authority, College and University Revenue		
1.60%, 8/1/2005 (LOC; Citigroup Inc.)	900,000	900,000
City of Fremont, GO Notes, TRAN 3%, 10/6/2005	1,600,000	1,611,437
Grant Joint Union High School District, COP, VRDN		
Bridge Funding Program 2.23% (Insured; FSA and		
Liquidity Facility; Dexia Credit Locale)	900,000 a	900,000

City of Irvine, Revenue, VRDN			
(1915 Assessment District Number 97-17)			
2.28% (LOC; State Street Bank and Trust)	2,800,000	a	2,800,000
Irvine Unified School District, Special Tax Revenue, VRDN			
(Community Facilities District Number 01-1)			
2.28% (LOC; Bank of New York and California State			
Teachers Retirement)	1,675,000	a	1,675,000
City of Los Angeles			
Waste Water Systems Revenue, Refunding			
2.15%, 12/15/2005 (Insured; FGIC and			
Liquidity Facility; FGIC)	1,000,000		1,000,000
Los Angeles Community Redevelopment Agency, MFHR			
VRDN (Rental Academy Village Apartments)			
2.28% (Insured; FNMA and Liquidity Facility; FNMA)	2,500,000	a	2,500,000
Los Angeles Municpal Improvement Corporation			
LR, CP 1.96%, 5/3/2005 (LOC; Bank of America)	2,500,000		2,500,000
Los Angeles Unified School District			
GO Notes, TRAN 3%, 9/1/2005	500,000		503,117
Metropolitan Water District of Southern California:			
Water Works Revenue, VRDN:			
2.23% (Liquidity Facility; Landesbank			
Hessen-Thueringen Girozentrale)	1,400,000	a	1,400,000
2.61% (Liquidity Facility; Bayerische			
Hypo-Und Vereinsbank)	800,000	a	800,000
City of Oakland, COP, VRDN (Capital Equipment Project)			
2.28% (LOC; Landesbank Hessen-Thueringen Girozentrale)	2,600,000	a	2,600,000
Orange County, Apartment Development Revenue			
Refunding, VRDN (Aliso Creek Project)			
2.20% (LOC; FHLMC)	3,100,000	a	3,100,000
Riverside County Housing Authority, MFMR			
Refunding, VRDN (Mountain View Apartments)			
2.09% (LOC: FHLB and Redlands Federal			
Savings and Loans)	650,000	a	650,000
Sacramento County Sanitation District Financing Authority			
Sewer Revenue, VRDN 2.28% (LOC; Bank of America)	1,300,000	a	1,300,000
San Diego Housing Authority, MFHR, Refunding, VRDN			
(Paseo) 2.23% (LOC; FHLMC)	2,500,000	a	2,500,000
San Francisco City and County Finance Corporation			
LR, VRDN (Moscone Center Expansion Project)			
2.28% (Insured; AMBAC and Liquidity Facility: JPMorgan			
Chase Bank and State Street Bank and Trust Co.)	3,200,000	a	3,200,000
City of Stockton, MFHR, VRDN			
(Mariners Pointe Association)			
2.30% (LOC; Credit Suisse Group)	2,400,000	a	2,400,000
Southern California Public Power Authority, Transmision Power			
Revenue, Refunding, VRDN (Southern Transmission Project)			
2.23% (Insured; FSA and Liquidity Facility; Dexia Credit			
Locale)	5,000,000	a	5,000,000
City of Union City, MFHR, Refunding, VRDN			
(Mission Sierra) 2.30% (Insured; FNMA)	1,200,000	a	1,200,000
Ventura County Public Financing Authority, LR, CP			
1.93%, 4/7/2005 (LOC; Scotia Bank)	1,500,000		1,500,000
Total Investments (cost $75,154,910)	**101.8%**		**75,154,910**
Liabilities, Less Cash and Receivables	**(1.8%)**		**(1,319,672)**
Net Assets	**100.0%**		**73,835,238**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance
CP	Commercial Paper		Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FHLB	Federal Home Loan Bank	**MFMR**	Multi-Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**PCR**	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**RAN**	Revenue Anticipation Notes
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes
GO	General Obligation	**SWDR**	Solid Waste Disposal Revenue
LOC	Letter of Credit	**TRAN**	Tax and Revenue Anticipation Notes

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	99.4
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	0.6
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Basic California Municipal Money Market Fund
Statement of Investments
March 31, 2005 (Unaudited)

Tax Exempt Investments-101.8%	Principal Amount ($)		Value ($)
Abag Finance Authority for Nonpofit Corporations COP, Refunding, VRDN (American Baptist Homes) 2.28% (LOC; U.S. Bank N.A.)	740,000	a	740,000
Alameda County Industrial Development Authority Industrial Revenue, VRDN (United Manufacturing Project) 2.29% (LOC; Wells Fargo)	1,000,000	a	1,000,000
Bay Area Governments Association, Transit Revenue 3.50%, 6/15/2005 (Insured; AMBAC)	420,000		421,659
City of Big Bear Lake, Industrial Revenue, VRDN Southwest Gas Corp. Project) 2.33% (LOC; KBC Bank)	5,400,000	a	5,400,000
State of California, GO Notes:			
RAN 3%, 6/30/2005	1,200,000		1,203,697
VRDN:			
2.23% (LOC: Bank of America, Helaba and Scotia Bank)	1,200,000	a	1,200,000
(Kindergarten University):			
2.25%, Series A-1 (LOC: California State Teachers Retiremant and Citigroup Inc.)	300,000	a	300,000
2.25%, Series B-1 (LOC: Citigroup Inc., National Australia Bank and State Street Bank and Trust)	1,800,000	a	1,800,000
2.25%, Series B-3 (LOC: Citigroup Inc., National Australia Bank and State Street Bank and Trust)	500,000	a	500,000
California Economic Recovery, Sales Tax Revenue, VRDN 2.23% (LOC; Bank of Nova Scotia)	4,000,000	a	4,000,000
California Infrastructure and Economic Development Bank, Revenue:			
CP (Salvation Army West) 2.10%, 8/9/2005 (LOC; Bank of America)	600,000		600,000
(J Paul Getty Trust) 2.25%, 2/2/2006	2,200,000		2,200,000
California Pollution Control Financing Authority, PCR Refunding, VRDN (Pacific Gas and Electric Corp.) 2.30% (LOC; Bank One)	5,200,000	a	5,200,000
California State Department of Water Resources Power Supply Revenue, VRDN 2.28% (LOC; State Street Bank and Trust)	1,300,000	a	1,300,000
California Statewide Communities Development Authority, VRDN:			
(Chevron USA Inc. Project):			
PCR, Refunding 2.25%	900,000	a	900,000
SWDR 2.30%	1,900,000	a	1,900,000
Private Schools Revenue (St. Mary and All Angels School) 2.33% (LOC; Allied Irish Bank)	1,300,000	a	1,300,000
Charter Mac Low Floater Certificates Trust I, VRDN 2.30% (Insured; MBIA and LOC: Bank of America, Bayerische Landesbank, Dexia Credit Locale, KBC Bank, Landesbank Baden-Wuerttemberg, Lloyds TSB Bank PLC and State Street Bank and Trust)	4,000,000	a	4,000,000
City of Concord, MFMR, VRDN (Arcadian) 2.23% (Insured; FNMA)	1,150,000	a	1,150,000
CSUCI Financing Authority, College and University Revenue 1.60%, 8/1/2005 (LOC; Citigroup Inc.)	900,000		900,000
City of Fremont, GO Notes, TRAN 3%, 10/6/2005	1,600,000		1,611,437
Grant Joint Union High School District, COP, VRDN Bridge Funding Program 2.23% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	900,000	a	900,000
City of Irvine, Revenue, VRDN (1915 Assessment District Number 97-17) 2.28% (LOC; State Street Bank and Trust)	2,800,000	a	2,800,000
Irvine Unified School District, Special Tax Revenue, VRDN (Community Facilities District Number 01-1) 2.28% (LOC; Bank of New York and California State Teachers Retirement)	1,675,000	a	1,675,000
City of Los Angeles Waste Water Systems Revenue, Refunding 2.15%, 12/15/2005 (Insured; FGIC and Liquidity Facility; FGIC)	1,000,000		1,000,000
Los Angeles Community Redevelopment Agency, MFHR VRDN (Rental Academy Village Apartments) 2.28% (Insured; FNMA and Liquidity Facility; FNMA)	2,500,000	a	2,500,000
Los Angeles Municpal Improvement Corporation LR, CP 1.96%, 5/3/2005 (LOC; Bank of America)	2,500,000		2,500,000
Los Angeles Unified School District GO Notes, TRAN 3%, 9/1/2005	500,000		503,117
Metropolitan Water District of Southern California:			
Water Works Revenue, VRDN:			
2.23% (Liquidity Facility; Landesbank Hessen-Thueringen Girozentrale)	1,400,000	a	1,400,000
2.61% (Liquidity Facility; Bayerische Hypo-Und Vereinsbank)	800,000	a	800,000
City of Oakland, COP, VRDN (Capital Equipment Project) 2.28% (LOC; Landesbank Hessen-Thueringen Girozentrale)	2,600,000	a	2,600,000
Orange County, Apartment Development Revenue Refunding, VRDN (Aliso Creek Project) 2.20% (LOC; FHLMC)	3,100,000	a	3,100,000
Riverside County Housing Authority, MFMR Refunding, VRDN (Mountain View Apartments) 2.09% (LOC: FHLB and Redlands Federal Savings and Loans)	650,000	a	650,000
Sacramento County Sanitation District Financing Authority Sewer Revenue, VRDN 2.28% (LOC; Bank of America)	1,300,000	a	1,300,000
San Diego Housing Authority, MFHR, Refunding, VRDN (Paseo) 2.23% (LOC; FHLMC)	2,500,000	a	2,500,000
San Francisco City and County Finance Corporation LR, VRDN (Moscone Center Expansion Project) 2.28% (Insured; AMBAC and Liquidity Facility: JPMorgan Chase Bank and State Street Bank and Trust Co.)	3,200,000	a	3,200,000
City of Stockton, MFHR, VRDN (Mariners Pointe Association) 2.30% (LOC; Credit Suisse Group)	2,400,000	a	2,400,000
Southern California Public Power Authority, Transmision Power Revenue, Refunding, VRDN (Southern Transmission Project) 2.23% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	5,000,000	a	5,000,000
City of Union City, MFHR, Refunding, VRDN (Mission Sierra) 2.30% (Insured; FNMA)	1,200,000	a	1,200,000
Ventura County Public Financing Authority, LR, CP 1.93%, 4/7/2005 (LOC; Scotia Bank)	1,500,000		1,500,000
Total Investments (cost $75,154,910)	**101.8%**		**75,154,910**
Liabilities, Less Cash and Receivables	**(1.8%)**		**(1,319,672)**
Net Assets	**100.0%**		**73,835,238**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	Lease Revenue
COP	Certificate of Participation	Municipal Bond Investors Assurance Insurance Corporation
CP	Commercial Paper	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	Multi-Family Mortgage Revenue
FHLB	Federal Home Loan Bank	Pollution Control Revenue
FHLMC	Federal Home Loan Mortgage Corporation	Revenue Anticipation Notes
FNMA	Federal National Mortgage Association	Variable Rate Demand Note:
FSA	Financial Security Assurance	Solid Waste Disposal Revenue
GO	General Obligation	Tax and Revenue Anticipation Notes
LOC	Letter of Credit	

Summary of Combined Ratings

Fitch	or	Moody's	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1	SP1+, SP1, A1+, A1	99.4
AAA, AA, A b		Aaa, Aa, A b	AAA, AA, A b	0.6

* Based on total investments.
a Securities payable on demand. Variable interest rate-subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Basic New York Municipal Money Market Fund
Statement of Investments
March 31, 2005 (Unaudited)

Tax Exempt Investments--99.8%	Principal Amount ($)	Value ($)
Central Islip Union Free School District, GO Notes, TAN		
3%, 6/28/2005	4,000,000	4,012,903
Erie County, GO Notes, RAN		
3%, 7/13/2005	3,600,000	3,614,496
Frontier Central School District of Hamburg		
GO Notes, BAN 2.75%, 6/16/2005	4,500,000	4,509,668
Great Neck North Water Authority, Water System Revenue		
VRDN 2.27% (Insured; FGIC and Liquidity Facility;		
State Street Bank & Trust Co.)	6,800,000 a	6,800,000
Jay Street Development Corporation		
LR, VRDN (Jay Street Project)		
2.23% (LOC; JPMorgan Chase Bank)	5,100,000 a	5,100,000
Long Island Power Authority, Electric System Revenue		
VRDN 2.25% (LOC; WestLB AG)	5,500,000 a	5,500,000
Metropolitan Transportation Authority, Revenue		
VRDN 2.25% (Insured; FSA and		
Liquidity Facility; Dexia Credit Locale)	4,180,000 a	4,180,000
Monroe County Airport Authority, Airport Revenue		
VRDN 2.33% (Insured; MBIA and Liquidity Facility;		
Merrill Lynch)	4,900,000 a	4,900,000
Monroe County Industrial Development Agency		
Civic Facility Revenue, VRDN		
(St. Ann's Home for the Aged Project)		
2.28% (LOC; HSBC Bank USA)	11,400,000 a	11,400,000
New York City, GO Notes, VRDN:		
2.23%, Series B-8 (LOC; Bayerische Landesbank)	5,505,000 a	5,505,000
2.23%, Series F-5 (LOC; Bayerische Landesbank)	5,385,000 a	5,385,000
2.25%, Series A-4 (LOC; Bayerische Landesbank)	2,000,000 a	2,000,000
2.25%, Series A-4 (LOC; WestLB AG)	5,350,000 a	5,350,000
2.25%, Series H-1 (LOC; Bank of New York)	14,500,000 a	14,500,000
2.26%, Series A-7 (Insured; AMBAC and Liquidity		
Facility; Bank of Nova Scotia)	910,000 a	910,000
2.28%, Series E-4 (LOC; State Street Bank & Trust Co.)	8,700,000 a	8,700,000
2.29%, Series E-2 (LOC; JPMorgan Chase Bank)	3,060,000 a	3,060,000
2.31%, Series A-5 (LOC; HSBC Bank USA)	10,000,000 a	10,000,000
New York City Housing Development Corporation, VRDN:		
Mortgage Revenue		
(Residential East 17th Street) 2.27% (LOC: Commerce		
Bank and Rabobank Nederland)	15,100,000 a	15,100,000
Multi-Family Rental Housing Revenue:		
(Monterey) 2.23% (Insured; FNMA)	10,000,000 a	10,000,000
(West 89th Street Development)		
2.26% (LOC; FNMA)	14,000,000 a	14,000,000
New York City Municipal Water Finance Authority		
Water and Sewer System Revenue, VRDN:		
2.24% (Insured; FGIC and Liquidity Facility; FGIC)	6,700,000 a	6,700,000
2.25% (Insured; FGIC and Liquidity Facility; FGIC)	3,200,000 a	3,200,000
2.29% (Liquidity Facility; Bayerische		
Landesbank)	5,700,000 a	5,700,000
2.29% (Liquidity Facility; Dexia Credit Locale)	1,900,000 a	1,900,000
New York City Transitional Finance Authority, Revenue		
VRDN 2.23% (Liquidity Facility; Landesbank Hessen-		
Thuringen Girozentrale)	14,000,000 a	14,000,000
New York State, GO Notes:		
1.58%, 8/4/2005 (LOC; Dexia Credit Locale)	6,500,000	6,500,000
1.75%, 8/4/2005 (LOC; WestLB AG)	5,500,000	5,500,000
New York State Dormitory Authority		
Revenue, VRDN:		
(Cornell University)		
2.24% (Liquidity Facility; JPMorgan Chase Bank)	8,780,000 a	8,780,000
(New York Foundling Charitable Corp.)		
2.28% (LOC; Allied Irish Bank)	14,215,000 a	14,215,000

New York State Energy Research and Development Authority, Revenue, VRDN (Consolidated Edison Company) 2.31% (LOC; Citibank N.A.)	9,700,000	a	9,700,000
New York State Housing Finance Agency, Revenue VRDN:			
(Historic Front Street) 2.30% (LOC; Bank of New York)	5,000,000	a	5,000,000
(Normandie Court I Project) 2.22% (LOC; Landesbank Hessen-Thuringen Girozentrale)	10,850,000	a	10,850,000
New York State Local Government Assistance Corporation, VRDN:			
Revenue 2.20% (LOC; Societe Generale)	16,600,000	a	16,600,000
Sales Tax Revenue 2.22% (LOC: Bayerische Landesbank and WestLB AG)	14,000,000	a	14,000,000
New York State Thruway Authority, Revenue, BAN 2.25%, 10/6/2005	12,000,000		12,002,898
Orange County Industrial Development Agency Civic Facility Revenue, VRDN (Horton Medical Center Project) 2.10% (Insured; FSA and Liquidity Facility; Bank of America)	9,400,000	a	9,400,000
Putnam County, GO Notes, TAN 3.25%, 12/14/2005	6,900,000		6,953,942
Rensselaer County Industrial Development Agency Civic Facility Revenue, VRDN (Polytech Institute Project) 2.27%	3,300,000	a	3,300,000
Triborough Bridge and Tunnel Authority, Revenue VRDN 2.27% (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3,500,000	a	3,500,000
Troy Industrial Development Authority Civic Facility Revenue, VRDN (Rensselaer Polytech Institute) 2.27%	6,750,000	a	6,750,000

Total Investments (cost $309,078,907)	**99.8%**	**309,078,907**
Cash and Receivables (Net)	**0.2%**	**586,000**
Net Assets	**100.0%**	**309,664,907**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit	
BAN	Bond Anticipation Notes	**LR**	Lease Revenue	
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation	
FNMA	Federal National Mortgage Association	**RAN**	Revenue Anticipation Notes	
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes	
GO	General Obligation	**VRDN**	Variable Rate Demand Notes	

Summary of Combined Ratings

Fitch	or	Moody's	or	Standard & Poor's	Value % *
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	96.3
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	0.0
Not Rated c		Not Rated c		Not Rated c	3.7
					100.0

* Based on total investments.
a Securities payable on demand. Variable interest rate - subject to periodic change.
b Notes which are not F, MIG, or SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
  to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.